

CORRECTED COPY

June 11, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Mark S. Casady
Chairman and Chief Executive Officer
LPL Investment Holdings, Inc.
One Beacon Street, Floor 22
Boston, MA   02108

Re: LPL Investment Holdings, Inc.
          Registration Statement on Form 10
          Filed on April 30, 2007
          File No.: 0-5260

Dear Mr. Casady:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant's reporting obligations pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

3. Please remove any references to Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act from your registration statement. These protections are only available to statements made by companies that, a the time the statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d).

Item 1. Business, page 2

4. Please advise the staff supplementally whether you have notified the third-party sources referred to, i.e. Financial Planning and Cerulli Associates, Inc., as to the use of their names in the registration statement.

Selected Financial and Other Data, page 33

5. Please clearly label the results of your predecessor company, similar to the presentation on the face of your income statement.

6. Please tell us what consideration you gave to presenting dividends declared per share. In this regard, it appears from your equity statement that the predecessor company declared dividends. Refer to Instruction 2 to Item 301 of Regulation S-K.

7. The balances presented here for total liabilities and total shareholders' equity for 2006 do not agree to the balances seen on the face of your balance sheet. Please advise or revise.

8. We note your presentation of gross margin here and on page 81. Please disclose to your readers how gross margin is calculated, since your income statement does not separately present costs of sales and services.

Management's Discussion and Analysis
EBITDA, page 36

9. We note your presentation of the non-GAAP measures "EBITDA" and "Adjusted EBITDA" and have the following comments:

    *   Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of the measure you present. See our response to question 14 of Frequently Asked Questions Regarding the Use

> of Non-GAAP Financial Measures (our non-GAAP FAQ), available on our
> website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

- We read on page 36 that EBITDA excludes minority interest earnings;
  however, based on the reconciliation on page 37, it is unclear that you have
  excluded minority interest earnings in your calculation. Additionally, based
  on your disclosures at the top of page F-11, we assume that any minority
  interest earnings would be immaterial. Please advise or revise.

- Since you state that you use EBITDA as a performance measure, please
  ensure you have provided each bulleted disclosure required by our response to
  question 8 of our non-GAAP FAQ for each of these measures. In this regard,
  it is unclear how or if management uses this measure to conduct or evaluate its
  business.

- We note that the measure you call Adjusted EBITDA has been further
  adjusted to exclude non-cash share based compensation expense. We do not
  believe that your current disclosures concerning this measure meet the burden
  of demonstrating the usefulness of excluding this recurring item from your
  performance measure. Please refer to question 8 of our non-GAAP FAQ and
  to SAB Topic 14G. Furthermore, if you believe it is important to highlight the
  changes in your non-cash share based compensation expense, it is unclear to
  us why your narrative analysis of results of operations does not discuss the
  changes in your non-cash share based compensation expense. Please advise
  or revise.

Operating Results for the Year Ended December 31, 2006…, page 43

10. We note your tabular presentation of results for 2005 and 2006, and the related
    narrative analysis. It appears that the balance presented for "Other" revenues on
    the face of your income statement has been split between the categories
    "Transaction and other fees" and "Other" in your MD&A analysis. Similarly, it
    appears that the balance for "Other" expenses on the face of your income
    statement has been split between the categories "General and administrative" and
    "Other" in your MD&A analysis. Please revise your MD&A analysis to explain
    these differences from the balances seen on the face of your income statement, as
    we believe your current presentation may be confusing to your readers. Please
    also apply this comment to your MD&A analysis of results for 2004 and 2005.

11. We note that you provide what appears to be an overview of the changes in your
    results at the bottom on page 43, and in this overview you discuss the impact of
    the Transaction. We note that your current disclosure focuses on the impact of
    the Transaction on your 2006 results, and it is unclear to us why you do not also
    address the impact of the Transaction on your 2005 results. In this regard, we
    note your disclosure concerning compensation expense on page 46, and we
    believe it would be useful to your readers for you to summarize all impacts of the

Transaction in one location. Please also reconcile your disclosures on pages 46 and 49 to clarify the amount of compensation expense related to the Transaction.

12. We note that for both your analysis of 2006 versus 2005, and 2005 versus 2004, you indicate that one of the primary drivers of your increased revenue was increased production by mature IFA's. In order to put this explanation into better context for your readers, please quantify the amount of total revenues attributable to mature IFA's. In this regard, we note your statement on page 44 that in 2006 there was a 15% increase in mature IFA production; however, without an indication of the dollar amount of revenues attributable to mature IFA's, this disclosure is not very meaningful.

Segment Information, page 49

13. In your analysis of 2006 versus 2005, we read that your corporate and unallocated expenses decreased $150 million; however, your corporate and unallocated expenses appear to have increased from 2005 to 2006. Please revise your disclosure to clarify this matter. Please also provide a brief description of the types of expenses that are reflected in your corporate and unallocated expenses to make this analysis more transparent to your readers.

14. In your analysis of 2005 versus 2004, we read that income from continuing operations before income taxes at your Independent Financial Advisors segment increased mainly due to growth in your gross margin. Please define gross margin and explain why it increased, as you do not appear to have provided this information in your consolidated analysis of results. We also note your reference to gross margin at the bottom of page 51.

Summary of Changes in Cash and Cash Equivalents, page 51

15. We have the following comments on your analysis of cash flows:

- Please analyze all three years presented on your statement of cash flows, similar to your analysis of results of operations, as we believe that this provides better analysis of your liquidity to your readers.
- In your analysis of investing cash flows for 2005, please briefly explain the cash flows related to discontinued operations.
- In your analysis of financing cash flows for 2005, it is unclear to us why you have not addressed the debt issued and stock repurchased as part of the leveraged buyout transaction, given the size of these line items on your statement of cash flows.

Operating Capital Requirements, page 52

16. We read that you hypothecate securities held as margin collateral. Please revise to explain this in plain English. Please also apply this comment to your use of the word "hypothecate" in the footnotes to your financial statements.

Contractual Obligations, page 56

17. We read in footnote 3 that "No payments are shown for the unhedged portion of the senior credit facilities as the timing of principal payments and amounts of interest paid will vary." The meaning of this statement is unclear as the line in your table titled "Senior Secured Credit Facilities and Senior Unsecured Notes," to which footnote 3 is attached, appears to capture both the hedged and the unhedged portion of your senior credit facilities. Please advise or revise. With regards to your variable interest payments, please provide an estimate of these interest payments either in your contractual obligations table or in the footnotes below, based on the minimum principal payments seen in Note 14 to your financial statements and your variable interest rate at year-end, or another reasonable estimation process, as this appears to represent a material contractual obligation. We will not object to disclosure clarifying that this is an estimate, and you should disclose your estimation methodology.

Item 3. Properties, page 59

18. If material, disclosed the expiration dates of material leased properties.

Item 4. Security Ownership by Certain Beneficial Owners and Management, page 59

19. Identify the person(s) who exercise sole or shared voting and investment power over the share listed in the table for Hellman & Friedman Investment Funds and TPG Partners, IV, L.P., respectively.

Item 6. Executive Compensation

Compensation of Directors, page 63

20. Include a narrative discussion of the cash paid and option awarded to Jeffrey Stiefler for the year ended December 31, 2006.

Summary Compensation Table, page 64

21. Include the Stock Awards and Option Awards for Mr. William E. Dwyer that are shown in the table on page 66 or explain in a footnote why these amounts are excluded from the Summary Compensation Table. Disclose the assumptions

underlying the valuation of the option and stock awards as noted in footnote (1) on page 66.

Stockholders' Agreement, page 73

22. The stockholders agreement should be discussed in greater detail and a copy of the agreement should be filed as an exhibit to the Form 10 registration statement. The expanded discussion should include, but not be limited the following disclosure:

- the number of directors you can designate to the Board of Directors,

- clarify the references to "customary tag along" and "drag-along common stock", and

- discuss restrictions on certain affiliate transactions.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Other Arrangements, page 73

23. Discuss the material terms of the outstanding loans between the company and its employees, including interest rates and repayment provisions.

24. The service agreements between Linsco and affiliates of the Company' stockholders should be filed as exhibits to the registration statement. The material terms of these agreements should be discussed.

Item 8. Legal Proceedings, page 73

25. Include disclosure of the May 2005 Acceptance Waiver and Consent entered into with the NASD which resulted in your payment of fines of $2.40 million and payment to clients in refunds and transaction remediation of $2.37 million.

Item 9. Market Price of and Dividends on Holdings' Common Equity and Related

Stockholder Matters, page 74

26. State the number of holders of bonus credits to purchase your common stock. Also state that due to significant restrictions on transfer of the bonus credits, there is no market for the bonus credits and none is expected to develop.

Item 10. Recent Sales of Unregistered Securities, page 75

27. Briefly state the facts relied upon to make the Item 701 exemption available for each offering in which you relied upon it.

28. Describe the January 2, 2007 sale of securities to certain employees of UVEST in greater detail. Indicate the section of the Securities Act under which exemption from registration is claimed and briefly state the facts relied upon to make the exemption available.

Item 11. Description of Registrant's Securities to be Registered, page 74

29. We note in the introductory paragraph you state that this summary of your Amended and Restated 2000 Stock Bonus Plan and related bonus credits is not complete. Please revise to clarify that you discuss all of the material terms of the bonus plan and bonus credits in the filing.

Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-1

30. Please help us to understand how your auditors' reference to "auditing standards generally accepted in the United States of America" complies with the PCAOB's Auditing Standard No. 1 and the related PCAOB's Staff Questions and Answers.

Note 2 – Summary of Significant Accounting Policies
Mortgage Loans Held for Sale, page F-13

31. Please clarify, if true, that you sell all mortgage loans that you originate.

Goodwill, page F-14

32. Either here or elsewhere in your footnotes, please provide the disclosures required by paragraph 45(c) of SFAS 142, in total and for each reportable segment, or tell us why they are not applicable.

Trademark and Trade Name, page F-14

33. We read that your trademark and trade name were determined to have an indefinite life. Please explain to us in more detail how you determined an indefinite life was appropriate. Your response should address each of the criteria in paragraph 11 of SFAS 142. Please revise your accounting policy to disclose

your methodology for determining fair value for purpose of your annual impairment testing.

Derivative Instruments and Hedging Activities, page F-14

34. We read that amounts accumulated in other comprehensive income for effective cash flow hedges are "generally" reclassified into earnings in the same period or periods during which the forecasted transaction affects earnings. Please revise to either explain the exceptions to this policy indicated by your use of the word "generally" or remove the word "generally."

Revenue Recognition Policies, page F-15

35. We read that commissions revenue includes mutual fund and variable annuity trails, which are recognized as earned. Please revise to explain in more detail how and when you earn these revenues.

36. We read that all mortgage loans are sold on a servicing-released basis. Please revise to explain this in plain English, such as stating that you do not service the loans after they are sold.

Share-Based Compensation, page F-16

37. We note your disclosures in the last paragraph of this accounting policy. Based on these disclosures, it is unclear to us whether you believe your use of the Black-Scholes option-pricing model meets the measurement objective in paragraph 16 of SFAS 123R and the requirements of paragraph A8 of SFAS 123R. Please advise or revise.

Note 3 – Acquisition of LPL Holdings, Inc., page F-19

38. We note your disclosures concerning the leveraged buyout and have the following comments:

- Please disclose what percentage of voting interest in LPLIH is held by new shareholders versus continuing shareholders.
- Please disclose what percentage of the predecessor's net assets was carried over at the predecessor's book value.
- We note your disclosure on sources and uses of funds on page F-20. Please provide us with more detail about what is captured in the "Indirect equity contribution" and how this equity contribution was valued.
- Please tell us if or where you have disclosed the purchase price for this acquisition.

Note 11 – Intangible Assets, page F-24

39. We read that your intangible assets represent lists and relationships with IFA's, product sponsors, and trust clients, and we note that you have estimated their useful lives as five to 20 years. Please help us to better understand why there is such a broad range of useful lives and how you determined that lives as long as 20 years were appropriate, and consider clarifying this in your footnote.

Note 18 – Employee Benefit Plans, page F-33

40. We note your disclosures on page F-34 concerning the treatment of stock options and stock appreciation rights in the Acquisition. Please clarify how you accounted for options that were converted into vested options for the successor's stock, options that were converted into unvested options for the successor's stock, and the cash redemption of all outstanding stock appreciation rights, and how you determined such accounting was appropriate.

41. We note your discussion of bonus credits on page F-35 and have the following comments:

- We read that "each bonus credit represents the right to receive shares of common stock." Please disclose, if true, that each bonus credit represents the right to receive one share of common stock. In this regard, we note your disclosure on page 77.
- Please disclose the date of grant. If the date of grant was in 2005, please explain to us how you determined the grant date in reasonable detail, as we note that the stock bonus plan filed as Exhibit 4.4 was approved by the Board of Directors on June 30, 2006.
- Please explain to us in reasonable detail how you are accounting for these bonus credits.
- Since the stock bonus plan is called the Fourth Amended and Restated 2000 Stock Bonus Plan, please clarify whether any previous stock bonus grants were made under this plan or if the grant related to the 2005 Award Year is the only grant.
- Please disclose how many bonus credits are currently outstanding. In this regard, we note your disclosure on page 76.
- Please disclose and quantify any bonus credits that have been forfeited since the original grant, and quantify any such bonus credits that have been reallocated.
- Please disclose how many bonus credits were vested at December 31, 2006. Based on your disclosure on page 77, we assume this number would approximate one-third of the bonus credits outstanding.

Note 19 – Segment Information, page 35

42. We read that you evaluate the performance of your segments on a pre-tax basis excluding items such as impairment charges, discontinued operations, and extraordinary items. However, the measure of profit or loss disclosed in your segment table is pre-tax income from continuing operations, which clearly includes impairment charges such as that noted in footnote (a) to this table. It is therefore unclear that you are quantifying and disclosing your segmental measure of profit or loss for each reportable segment as required by SFAS 131. Please advise or revise. If necessary, please revise your segmental analysis of results in MD&A to conform to the segmental measure of profit or loss presented in Note 19.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Accountant at (202) 551-3737 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other comments.

Sincerely,

Pamela A. Long
Assistant Director